Via Facsimile and U.S. Mail
Mail Stop 4720

March 24, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: Lincoln National Corporation
Form 8-K filed February 26, 2010
File No. 1-06028

Dear Mr. Crawford:

We have completed our review of your above-referenced Form 8-K and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director